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           CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                      OF

SKYLYNX COMMUNICATIONS, INC.

It is hereby certified that:

          1. The name of the corporation (hereinafter called the "corporation") is SkyLynx Communications, Inc.

          2. The certificate of incorporation of the corporation is hereby amended by striking out Article I thereof and by substituting in lieu of said Article the following new Article:

          "Article I: The name of this corporation is Inforum Communications, Inc."

          3. The amendment of the certificate of incorporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.


Dated:  April 19, 2000                  /s/ Jeffery A. Mathias
                                        -----------------------------------
                                        Jeffery A. Mathias, President